Bradford & Bingley

RECEIVED

2006 AUG -2 P 12:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

06015680

Tel. 01274 806106

27 July 2006

Dear Sir

<u>US Home Filing Exemption (12g3-2(b)) – Re 82-5154</u>

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Ke 82-5154

BLOCK LISTING SIX MONTHLY RETURN

RECEIVED
2006 AUG -2 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: The *FSA*

Date: 5 July 2006

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Executive Incentive Plan		
Period of return:	From:	15 December 2005	To:	15 June 2006
Balance under scheme from previous return:		258,010		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		258,010		
Number and *class* of *securities* originally listed and the date of admission		600,000 25 pence ordinary shares - 9 December 2004		
Total number of *securities* in issue at the end of the period		634,424,534		

Name of contact:	Phil Kershaw
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 5 July 2006

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Performance Share Plan		
Period of return:	From:	15 December 2005	To:	15 June 2006
Balance under scheme from previous return:		500,000		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		500,000		
Number and *class* of *securities* originally listed and the date of admission		500,000 25 pence ordinary shares - 9 December 2004		
Total number of *securities* in issue at the end of the period		634,424,534		

Name of contact:	Phil Kershaw
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 5 July 2006

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Save As You Earn Scheme		
Period of return:	From:	15 December 2005	To:	15 June 2006
Balance under scheme from previous return:		500,000		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		500,000		
Number and *class* of *securities* originally listed and the date of admission		500,000 25 pence ordinary shares - 9 December 2004		
Total number of *securities* in issue at the end of the period		634,424,534		

Name of contact:	Phil Kershaw
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Re 82-3134

19 July 2006

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**July 2006**	**June 2006**
Outstanding current balance of mortgages	£4,339,671,024	£4,466,121,425
Number of mortgages	54,876	55,887
Average loan balance	£79,081	£79,913
Weighted average current LTV	59.7%	60.3%
Arrears:		
1 month +	0.96%	1.18%
3 months +	0.07%	0.02%
12 months +	0%	0%
repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Mandy Pursey
Tel: +44 (0) 20 7067 5645
Email: mandy.pursey@bbg.co.uk

END

Bradford & Bingley

Interim Financial Report

for the 6 months ended 30 June 2006

27 July 2006

Bradford & Bingley

Interim financial report for the 6 months ended 30 June 2006

Highlights

- **Underlying profit before tax up 9% to £164.2m (1H 2005: £150.2m)**
- **Statutory profit before tax £74.8m (1H 2005: £147.9m)**
- **Interim dividend per share up 10% to 6.6p (1H 2005: 6.0p)**
- **Record residential net new lending of £2.4bn (1H 2005: £0.4bn)**
- **Group net interest margin 1.20% (1H 2005: 1.19%)**
- **Residential lending balances up 19% to £28.4bn (1H 2005: £23.9bn)**
- **Claims arising from the closed IFA business require a further provision of £89.4m to cover historic mis-selling of endowment and investment products**

Commenting on the results, Steven Crawshaw, Group Chief Executive, said:

"We have had a very successful first half. We have continued the strong momentum from the second half of last year and delivered record lending growth, excellent income growth and a very strong profit performance. Our business is bearing the fruits of focus. Our markets are continuing to perform well and we have a very robust pipeline, ensuring we are well placed to continue this growth."

An explanation of the "Underlying" and "Statutory" accounting bases is provided on page 7. Net income is defined as net operating income and non-operating income

Group Overview

Underlying profit before tax increased by 9% to £164.2m (1H 2005: £150.2m). Underlying earnings per share were up 9% to 18.6p (1H 2005: 17.1p) and dividend per share increased 10% to 6.6p (1H 2005: 6.0p). Underlying return on equity increased to 17.8% (1H 2005: 16.9%).

After an £89.4m charge for compensation costs to cover mis-selling in the closed IFA business, statutory profit before tax was £74.8m (1H 2005: £147.9m) and basic earnings per share was 8.7p (1H 2005: 16.9p).

Net income increased 9% to £306.1m (1H 2005: £281.2m). Net interest income increased by 11% to £248.2m (1H 2005: £224.2m) reflecting strong growth in the balance sheet and a flat net interest margin. The margin increased by one basis point year-on-year to 1.20% (1H 2005: 1.19%), and declined one basis point compared to the full year position (FY 2005: 1.21%).

Non-interest income remained stable at £57.9m (1H 2005: £57.0m).

Underlying costs were £136.3m, an increase of 6% (1H 2005: £129.1m) due to higher volumes in the Lending business compared to the first half of 2005. Underlying costs and volumes were in line with the second half of last year (2H 2005: £135.7m). The underlying cost:income ratio improved to 44.5% (1H 2005: 45.9%).

Lending

Net lending income increased by 12% to £173.8m (1H 2005: £155.8m). Profit before tax increased to £127.1m (1H 2005: £120.3m) and total lending balances increased by 14% to £33.5bn year-on-year (1H 2005: £29.3bn).

We continued our strong momentum in the Lending business from the second half of 2005 and achieved record levels of gross lending in the first half of the year of £5.5bn (1H 2005: £3.1bn). Of this, £4.4bn was organic lending and £1.1bn was acquired.

Residential lending was very strong with record gross advances of £4.8bn (1H 2005: £2.5bn) and net lending during the period of £2.4bn (1H 2005: £0.4bn), including acquired balances. The residential loan redemption rate was 18.5% of opening balances (1H 2005: 18.1%).

We believe our main specialist markets, buy-to-let and self-cert, grew more strongly than the mainstream mortgage market during the first half of the year. This performance is a direct result of strong social, economic and demographic drivers and we expect this growth trend to continue throughout the remainder of 2006 and into 2007 for the foreseeable future.

We remain committed to our aim of leading the UK's specialist lending market. We hold strong shares in our chosen prime secured lending markets and are seeking to build on these positions by utilising our experience of the specialist markets and product development skills. In buy-to-let we grew balances by 24% year-on-year and expect to hold our market share of stock constant at around 20%. Our self-cert balances grew by 47% year-on-year.

We intend to continue to acquire mortgage loans as a supplementary origination channel and have today extended our contract with GMAC, raising the current upper limit for 2006 from £1.4bn to £2.2bn.

In our Commercial and Housing Association lending business, we have maintained our balances in a competitive market and have a solid pipeline of business going forward. We will continue to compete

in this market where margins and credit terms are at acceptable levels. Our Commercial and Housing Association lending balances increased to £5.1bn from the year end position (FY 2005: £5.0bn).

Our total lending book split remains stable at 85% residential and 15% Commercial and Housing Association balances (1H 2005: 82% and 18% respectively).

Credit Quality and Impairment

Credit quality remains good across all of our lending portfolios. The fully secured nature of our lending book, expertise in our chosen markets and our conservative approach to underwriting are reflected in low impairment charges. A charge of £5.6m (1H 2005: £1.9m) has been made to the income statement for impairment. The residential impairment allowance was £47.7m at the half year (1H 2005: £42.7m) and represented 0.17% (1H 2005: 0.18%) of residential assets.

As anticipated, arrears increased modestly in the first half. All of the increase occurred in the first quarter and since February the trend has flattened. The number of cases more than three months in arrears and in possession represented 1.36% (FY 2005: 1.19%) of the total book at the end of June. Of this, properties in possession as a proportion of total loans remain low at 0.11% (FY 2005: 0.09%).

Arrears on secured lending do not necessarily translate into losses and, in addition to our impairment provisions, our loan books continue to be underpinned by high levels of equity. The average LTV across our whole residential lending portfolio is 69% (1H 2005: 67%) on an original basis. Taking account of house price inflation this reduces to 53% (1H 2005: 48%).

We continue to have no exposure to unsecured lending and remain comfortable with the market consensus forecast for impairment costs in 2006.

Balance Sheet and Treasury

The Group's total assets increased by 11% year-on-year to £43.4bn (1H 2005: £39.0bn, FY 2005: £40.8bn).

In order to support this strong growth we have continued to broaden our funding base during the first half. We issued a further €3bn and CHF550m in our covered bond programme. We continue to develop our funding programmes in step with our asset growth and to broaden our funding base and are experiencing strong investor appetite for our debt. We expect to raise further new funding in the second half through our established Master Trust securitisation programme.

The Group's total liabilities now comprise 10% securitised funding, 8% covered bonds, 31% wholesale funding and 43% retail balances with the remainder attributable to capital and other liabilities (FY 2005: 11%, 3%, 34% and 43% respectively).

The Group's current capital ratio is 12.3% (1H 2005: 14.2%) and the tier 1 ratio is 7.1% (1H 2005: 8.2%), within our target range of 7% to 8%.

We will continue to manage the capital base of the Group to support the growth in our Lending business whilst maintaining an efficient balance sheet for our shareholders. We remain comfortable with our previously stated range for Tier 1 capital under Basel I of between 7% and 8%, and we have moved, as planned, into the lower half of this range in the first half of 2006 as a result of strong balance growth. We expect to remain in the lower half of the range in the second half of the year. We are continuing in our preparation for the implementation of Basel II and this includes close discussion with the FSA.

Retail

We achieved solid growth in savings balances, increasing to £18.5bn (1H 2005: £17.1bn, FY 2005: £17.7bn), providing a stable and secure source of funding to support the Group's Lending business. We have maintained our branch-based balances, and have strong growth in our eSavings and Isle of Man based balances.

Non-interest income in the Retail business remained stable at £32.5m (1H 2005: £32.8m). A reduction in the number of mortgage advisers has meant a slight reduction in mortgage broking income. We expect this income will continue to reduce in the second half of the year as our transition from mortgage broking to distributing our own mortgages through the branches takes effect. The loss of broking income will be replaced in time by an increase in net interest income as we begin to write mortgages to the Group balance sheet from November. Investment related income remained stable at £16.1m (1H 2005: £16.0m). Our relationship with Legal & General continues to progress well and we have been working closely with them to develop and improve our customer offering around retirement planning.

We believe our decision to offer Bradford & Bingley specialist products through the branches will bring a further focus to our network, and will enable the Bradford & Bingley brand to become synonymous with specialist lending on the high street. We are very comfortable with the size and shape of our network, and with the support it offers to the needs of our growing Lending business.

Costs

Underlying operating costs in the first half were in line with the second half of last year (2H 2005: £135.7m). Expenditure increased by 6% year on year to £136.3m (1H 2005: £129.1m) due to the increased volume of business written and investment in improved systems and processes. This cost growth is substantially lower than income growth, and the Group's underlying cost:income ratio has improved to 44.5% in the first half compared to 45.9% in the first half of 2005.

Compensation Costs

The level of claims for compensation from endowment and investment products sold prior to the closure of our independent financial advice business has reached higher levels in the first half of 2006 than expected. Consequently, we have re-assessed our estimate of the remaining liability and set aside a further £89.4m against these costs.

The Group no longer provides independent advice on endowment and investment products.

Dividend

The Board has approved an interim dividend of 6.6 pence per share, an increase of 10% (1H 2005: 6.0 pence), for payment on 6 October 2006 to shareholders on the register at the close of business on 25 August 2006. There is no change to our dividend policy or approach and we will continue to grow dividends in line with underlying profit growth and the needs of our growing lending business.

Market and Environment

The housing market is currently very robust and the mortgage market has seen a very strong first half with June being a record month for gross advances. The strength in the market has been underpinned by the combination of low and stable interest rates, high and stable employment, relatively good

mortgage affordability and a stable economic background. The shortage of housing supply together with the increasing number of households continue to support the market.

The growth in our specialist markets is customer-led. Each year, demographic and socio-economic factors mean that more customers are requiring specialist products such as buy-to-let, self-cert and lifetime.

In the buy-to-let market, customers continue to invest in this sector as an alternative source of retirement provision. The demand from tenants is driven by growing household formation, with increasing single person households, higher student numbers and greater immigration. The self-cert market is being driven by increasing social and workforce mobility and increasing flexibility in the labour force.

Overall, we expect the housing and mortgage environment to remain strong during the remainder of 2006.

Outlook

The growth potential of our simpler, stronger, more focused business is evident.

The Lending business is in great shape and is well placed for further growth. We have a strong pipeline of new business, favourable market conditions and a good pipeline of new products.

The financial information in this document is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures included in this document for the financial year ended 31 December 2005 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditor and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Analysis of Profits and Earnings Per Share

In order to aid comparison of the 2006 results with those of 2005, the underlying results are presented, which exclude restructuring costs and the costs associated with compensation claims for mis-sold endowment and investment products. An explanation of the "Underlying" and "Statutory" accounting bases is provided below.

Details of the profit before tax, profit for the financial period and earnings per share ("EPS") on each basis are presented in the following table:

		6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005
Statutory Basis				
Profit before taxation	£m	74.8	147.9	263.5
Profit for the financial period	£m	54.8	105.8	188.8
Basic EPS	p	8.7	16.9	30.1
Underlying Basis				
Underlying profit before taxation	£m	164.2	150.2	310.1
Underlying profit for the financial period	£m	117.4	107.4	221.7
Underlying basic EPS	p	18.6	17.1	35.4

Reconciliation of Statutory and Underlying Measurements

		6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005
Profit before taxation				
Statutory profit before taxation	£m	**74.8**	**147.9**	**263.5**
Restructuring costs	£m	-	2.3	7.9
Compensation costs	£m	89.4	-	38.7
Underlying profit before taxation	£m	**164.2**	**150.2**	**310.1**
Earnings per share				
Statutory profit for the financial period	£m	**54.8**	**105.8**	**188.8**
Restructuring costs	£m	-	1.6	5.8
Compensation costs	£m	62.6	-	27.1
Underlying profit for the financial period	£m	**117.4**	**107.4**	**221.7**
Weighted average number of ordinary shares	m	629.7	626.4	627.2
Underlying basic earnings per share	**p**	**18.6**	**17.1**	**35.4**
Taxation charge				
Statutory taxation charge	£m	**20.0**	**42.1**	**74.7**
Taxation of restructuring and compensation costs	£m	26.8	0.7	13.7
Underlying taxation charge	£m	**46.8**	**42.8**	**88.4**
Underlying profit before taxation	£m	164.2	150.2	310.1
Underlying effective taxation rate	**%**	**28.5**	**28.5**	**28.5**

Accounting Bases

The Group's financial information is prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS") as adopted for use in the European Union. This is the "Statutory Basis" of presentation of the Group's financial information. In addition, information is presented on the "Underlying Basis" which applies to certain measures of performance. References to underlying performance measures exclude restructuring costs relating to the cost reduction programme which commenced in 2004 and compensation for potential claims for regulated endowment and investment business written in the past.

Summary of Results

		6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005
Group financial performance				
Profit before taxation	£m	**74.8**	**147.9**	**263.5**
Underlying profit before taxation*	£m	**164.2**	**150.2**	**310.1**
Profit for the financial period	£m	**54.8**	**105.8**	**188.8**
Underlying profit for the financial period*	£m	**117.4**	**107.4**	**221.7**
Net income**	£m	**306.1**	**281.2**	**580.6**
Administrative expenses	£m	**225.7**	**131.4**	**311.4**
Underlying costs*	£m	**136.3**	**129.1**	**264.8**
Key ratios				
Group				
Net interest margin	%	**1.20**	**1.19**	**1.21**
Interest spread	%	**1.04**	**1.01**	**1.03**
Underlying cost:income ratio*	%	**44.5**	**45.9**	**45.6**
Cost:income ratio***	%	**73.7**	**46.7**	**53.6**
Underlying effective tax rate*	%	**28.5**	**28.5**	**28.5**
Effective tax rate	%	**26.7**	**28.5**	**28.3**
Underlying return on equity*	%	**17.8**	**16.9**	**17.2**
Return on equity	%	**8.3**	**16.7**	**14.7**
Underlying earnings per share*	p	**18.6**	**17.1**	**35.4**
Basic earnings per share	p	**8.7**	**16.9**	**30.1**
Diluted earnings per share	p	**8.7**	**16.9**	**30.0**
Dividend per share	p	**6.6**	**6.0**	**18.3**
Lending				
Total lending assets	£bn	**33.5**	**29.3**	**31.1**
Residential assets	£bn	**28.4**	**23.9**	**26.1**
Commercial and housing association assets	£bn	**5.1**	**5.4**	**5.0**
Residential:				
Gross advances	£bn	**4.8**	**2.5**	**7.2**
Net advances	£bn	**2.4**	**0.4**	**2.7**
Redemptions	£bn	**2.4**	**2.1**	**4.5**
Residential redemptions (% opening book)	%	**18.5**	**18.1**	**19.0**
New commercial and housing association advances	£bn	**0.8**	**0.6**	**1.7**
Retail				
Savings balances – branch based	£bn	**12.6**	**12.6**	**12.6**
Savings balances – direct	£bn	**3.1**	**2.3**	**2.7**
Savings balances – Isle of Man	£bn	**2.8**	**2.2**	**2.4**
Capital structure				
Tier 1	£m	**1,470.1**	**1,452.5**	**1,491.9**
Tier 1 ratio	%	**7.1**	**8.2**	**7.8**
Tier 2	£m	**1,125.5**	**1,140.9**	**1,135.1**
Total capital ratio	%	**12.3**	**14.2**	**13.4**
Tier 2 to tier 1 ratio	%	**76.6**	**78.5**	**76.1**
Risk weighted assets	£bn	**20.6**	**17.8**	**19.1**

* The Underlying basis is defined and analyses of underlying profit, costs and earnings per share are provided on page 7.
** Net income is defined as net operating income and non-operating income.
*** Cost:income ratio represents administrative expenses divided by net income.

Independent review report to Bradford & Bingley plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Recognised Income and Expense, the Consolidated Cash Flow Statement and the related notes on pages 10 to 23. We have read the other information contained in the Interim Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Financial Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Financial Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

KPMG Audit Plc
Chartered Accountants
Leeds
26 July 2006

Consolidated Income Statement

£m	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005
Interest receivable and similar income	1,123.9	1,052.9	2,136.1
Interest expense and similar charges	(875.7)	(828.7)	(1,666.8)
Net interest income	**248.2**	**224.2**	**469.3**
Fee and commission income	**44.9**	**44.1**	**92.3**
Gains less losses on sale of debt securities	1.3	0.9	1.8
Fair value movements on financial instruments	1.9	0.2	1.1
Other operating income	4.1	3.7	8.0
Net operating income	**300.4**	**273.1**	**572.5**
Administrative expenses			
- Ongoing	(136.3)	(129.1)	(264.8)
- Restructuring	-	(2.3)	(7.9)
- Compensation	(89.4)	-	(38.7)
Impairment loss	(5.6)	(1.9)	(5.7)
Non-operating income	5.7	8.1	8.1
Profit before taxation	**74.8**	**147.9**	**263.5**
Taxation	(20.0)	(42.1)	(74.7)
Profit for the financial period	**54.8**	**105.8**	**188.8**
Earnings per share:			
- Basic	8.7p	16.9p	30.1p
- Diluted	8.7p	16.9p	30.0p

The results above arise from continuing activities and are attributable to the equity shareholders.

Consolidated Balance Sheet

As at	30 June 2006	30 June 2005	31 December 2005
£m			
Assets			
Cash and balances at central banks	50.9	50.8	49.6
Loans and advances to banks	3,720.9	4,104.9	3,204.7
Loans and advances to customers	33,474.1	29,260.0	31,127.1
Fair value adjustments of portfolio hedging	(45.8)	224.6	155.0
Debt securities	5,701.2	4,885.9	5,724.0
Derivative financial instruments	275.8	309.7	262.8
Prepayments and accrued income	29.3	44.1	33.6
Other assets	14.8	15.1	115.3
Deferred tax asset	31.0	12.6	27.7
Property, plant and equipment	91.0	89.5	92.9
Intangible assets	50.9	38.4	47.5
Total assets	**43,394.1**	**39,035.6**	**40,840.2**
Liabilities			
Deposits by banks	1,729.3	1,083.7	1,721.6
Customer accounts	21,773.1	19,790.5	21,050.1
Derivative financial instruments	271.4	585.9	331.1
Debt securities in issue	16,487.5	14,413.1	14,577.6
Other liabilities	113.0	211.0	140.8
Accruals and deferred income	108.0	126.2	128.2
Current tax liabilities	103.7	86.7	64.4
Post-retirement benefit obligations	110.7	86.1	112.2
Provisions	102.5	32.2	34.9
Subordinated liabilities	1,133.6	1,143.9	1,164.7
Other capital instruments	162.7	172.7	174.3
Total liabilities	**42,095.5**	**37,732.0**	**39,499.9**
Equity			
Capital and reserves attributable to equity holders:			
Share capital	158.6	158.6	158.6
Share premium reserve	4.9	4.9	4.9
Capital redemption reserve	25.0	25.0	25.0
Other reserves	(3.3)	16.9	22.0
Retained earnings	1,113.4	1,098.2	1,129.8
Total attributable equity	**1,298.6**	**1,303.6**	**1,340.3**
Total equity and liabilities	**43,394.1**	**39,035.6**	**40,840.2**

Consolidated Statement of Recognised Income and Expense

£m	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005
Available-for-sale instruments:			
Net (losses)/gains recognised in equity during the period	(6.4)	20.6	20.1
Amounts transferred (from)/to equity and recognised in profit during the period	(1.3)	(0.9)	1.6
Cash flow hedges:			
Net (losses)/gains recognised in equity during the period	(21.9)	12.5	17.2
Amounts transferred (from)/to equity during the period and recognised in the carrying value of hedged items	2.0	(0.4)	(1.4)
Actuarial losses on post-retirement benefit obligations	-	-	(26.0)
Taxation on items taken directly to equity	2.3	(5.9)	1.3
Net (expense)/income recognised directly in equity	**(25.3)**	**25.9**	**12.8**
Profit for the period	**54.8**	**105.8**	**188.8**
Total recognised income and expense for the period	**29.5**	**131.7**	**201.6**

The results above arise from continuing activities and are attributable to the equity shareholders.

Consolidated Cash Flow Statement

£m	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005
Cash flows from operating activities			
Profit for the financial period	**54.8**	**105.8**	**188.8**
Adjustments to reconcile net profit to cash flow from/(used in) operating activities:			
Income tax expense	20.0	42.1	74.7
Depreciation and amortisation	8.7	6.4	12.0
Impairment losses on loans and advances	8.3	4.2	12.3
Recoveries of loans and advances previously written off	(2.7)	(2.3)	(6.6)
Interest on subordinated liabilities and other capital instruments	48.3	43.9	88.5
Profit on sale of property, plant and equipment and intangible assets	(6.4)	(7.9)	(7.9)
Gains less losses on sale of debt securities	(1.3)	(0.9)	(1.8)
Cash flows from operating activities before changes in operating assets and liabilities	**129.7**	**191.3**	**360.0**
Net (increase)/decrease in operating assets:			
Loans and advances to banks and customers	(1,237.8)	127.7	(811.8)
Acquisitions of mortgage portfolios	(1,065.8)	(476.1)	(1,406.2)
Derivative financial instruments	(13.0)	(290.2)	(262.8)
Fair value adjustments of portfolio hedging	200.8	(224.6)	(155.0)
Prepayments and accrued income	4.3	68.2	96.3
Other assets	100.5	6.2	(93.8)
Net increase/(decrease) in operating liabilities:			
Deposits by banks and customer accounts	869.2	734.3	2,420.2
Items in course of collection	(39.5)	12.7	62.0
Debt securities in issue	(383.9)	(2,547.2)	(1,904.9)
Provisions	67.6	(16.1)	(13.4)
Derivative financial instruments	(59.7)	585.7	331.1
Accruals and deferred income	(81.1)	(157.9)	(154.7)
Other liabilities	(29.3)	95.8	27.4
Income taxes received/(paid)	18.6	(22.8)	(81.4)
Other non-cash items	(15.0)	115.1	111.7
Net cash used in operating activities	**(1,534.4)**	**(1,797.9)**	**(1,475.3)**
Cash flows from investing activities:			
Purchase of property, plant and equipment and intangible assets	(12.4)	(14.1)	(35.2)
Proceeds from sale of property, plant and equipment	8.6	12.1	14.3
Purchase of debt securities	(1,272.0)	(1,655.5)	(3,226.8)
Proceeds from sale and redemption of debt securities	1,213.9	489.5	1,174.8
Net cash used in investing activities	**(61.9)**	**(1,168.0)**	**(2,072.9)**
Cash flows from financing activities:			
Proceeds from disposal of own shares	4.5	5.0	7.4
Net proceeds from secured funding	2,324.9	1,998.5	1,998.5
Repayments of secured funding	(79.1)	-	(313.0)
Interest paid on subordinated liabilities and perpetual preferred securities	(38.4)	(33.9)	(88.5)
Dividends paid	(77.6)	(71.0)	(108.7)
Net cash from financing activities	**2,134.3**	**1,898.6**	**1,495.7**
Net increase/(decrease) in cash and cash equivalents	**538.0**	**(1,067.3)**	**(2,052.5)**
Cash and cash equivalents at beginning of period	3,709.0	5,761.5	5,761.5
Cash and cash equivalents at end of period	**4,247.0**	**4,694.2**	**3,709.0**
Represented by cash and assets with original maturity of 3 months or less within:			
Cash and balances at central banks	13.4	16.9	16.3
Loans and advances to banks	3,720.9	4,104.9	3,151.5
Debt securities	512.7	572.4	541.2
	4,247.0	**4,694.2**	**3,709.0**
Balances maintained with the Bank of England	**37.5**	**33.9**	**33.3**

The Group is required to maintain balances with the Bank of England, as shown above. These balances are not included in cash for the purposes of the Cash Flow Statement.

1. Reporting entity

Bradford & Bingley plc ("the Company") is a public limited company incorporated in the UK under the Companies Act 1985. The financial information in this Interim Financial Report consolidates the Company and its subsidiaries (together referred to as "the Group"). The Group's consolidated financial statements for the year ended 31 December 2005 are included in the Group's 2005 Report and Accounts available on the Group's website www.bbg.co.uk.

2. Basis of preparation

The information in this document does not include all of the disclosures required by IFRS in full annual financial statements, and it should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2005. This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2005.

3. Estimates

The preparation of the Group's Interim Financial Report requires estimates, assumptions and judgements to be made, which affect the reported results and balances. Actual outcomes may differ from these estimates, with a consequent impact on the results of future periods. The significant estimates, assumptions and judgements made in preparing the Group's Interim Financial Report were the same as those applied in the preparation of the Group's consolidated financial statements for the year ended 31 December 2005, with the addition of one further significant estimate. In the Group's consolidated Balance Sheet as at 31 December 2005 the net deficit on post-retirement defined benefit obligations was as calculated by independent qualified actuaries. For the Group's Interim Financial Report the net deficits at 30 June 2006 and 30 June 2005 have been estimated by the Group's management.

4. Segmental reporting

The Group operates through two principal business segments, Lending and Retail, supported by Treasury & Reserves and Group Services; further details of the segments' activities are provided in the commentary on pages 3 to 8 and in the Group's 2005 Report and Accounts. Substantially all of the Group's activities are carried out within a single geographical segment, the UK.

6 months to 30 June 2006	Lending	Retail	Treasury & Reserves	Group Services	**Group**
£m					
Net interest income	159.0	65.0	24.2	-	**248.2**
Non-interest income	14.8	32.5	3.1	7.5	**57.9**
Net income	**173.8**	**97.5**	**27.3**	**7.5**	**306.1**
Ongoing administrative expenses	(41.1)	(60.5)	(5.2)	(29.5)	**(136.3)**
Impairment loss	(5.6)	-	-	-	**(5.6)**
	127.1	**37.0**	**22.1**	**(22.0)**	**164.2**
Restructuring costs					**-**
Compensation costs					**(89.4)**
Profit before taxation					**74.8**

4. Segmental reporting (continued)

6 months to 30 June 2005	Lending	Retail	Treasury & Reserves	Group Services	**Group**
£m					
Net interest income	141.2	62.0	21.0	-	**224.2**
Non-interest income	14.6	32.8	0.5	9.1	**57.0**
Net income	**155.8**	**94.8**	**21.5**	**9.1**	**281.2**
Ongoing administrative expenses	(33.6)	(59.1)	(4.7)	(31.7)	**(129.1)**
Impairment loss	(1.9)	-	-	-	**(1.9)**
	120.3	**35.7**	**16.8**	**(22.6)**	**150.2**
Restructuring costs					**(2.3)**
Compensation costs					**-**
Profit before taxation					**147.9**

6 months to 31 December 2005	Lending	Retail	Treasury & Reserves	Group Services	**Group**
£m					
Net interest income	153.1	65.3	26.7	-	**245.1**
Non-interest income	18.0	33.3	1.5	1.5	**54.3**
Net income	**171.1**	**98.6**	**28.2**	**1.5**	**299.4**
Ongoing administrative expenses	(37.4)	(64.1)	(5.7)	(28.5)	**(135.7)**
Impairment loss	(3.8)	-	-	-	**(3.8)**
	129.9	**34.5**	**22.5**	**(27.0)**	**159.9**
Restructuring costs					**(5.6)**
Compensation costs					**(38.7)**
Profit before taxation					**115.6**

12 months to 31 December 2005	Lending	Retail	Treasury & Reserves	Group Services	**Group**
£m					
Net interest income	294.3	127.3	47.7	-	**469.3**
Non-interest income	32.6	66.1	2.0	10.6	**111.3**
Net income	**326.9**	**193.4**	**49.7**	**10.6**	**580.6**
Ongoing administrative expenses	(71.0)	(123.2)	(10.4)	(60.2)	**(264.8)**
Impairment loss	(5.7)	-	-	-	**(5.7)**
	250.2	**70.2**	**39.3**	**(49.6)**	**310.1**
Restructuring costs					**(7.9)**
Compensation costs					**(38.7)**
Profit before taxation					**263.5**

5. Net interest income

	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005
£m			
Net interest income	248	224	469
Average interest-earning assets ("IEA")	41,567	38,019	38,660
Financed by:			
Interest-bearing liabilities	40,083	36,533	37,085
Interest-free liabilities	1,484	1,486	1,575
%			
Average rates			
Gross yield on IEA	5.44	5.58	5.53
Cost of interest-bearing liabilities	(4.40)	(4.57)	(4.50)
Interest spread	1.04	1.01	1.03
Contribution of interest-free liabilities	0.16	0.18	0.18
Net interest margin	**1.20**	**1.19**	**1.21**
Average bank base rate	4.50	4.75	4.65
Average 3-month LIBOR	4.61	4.91	4.76
Average 3-year swap rate	4.87	4.85	4.57

6. Non-interest income

	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005
£m			
Financial services:			
Mortgage broking related	5.3	6.0	12.5
Investment related	16.1	16.0	32.0
General insurance	9.8	9.4	18.6
Other	1.3	1.4	3.0
Total Retail	32.5	32.8	66.1
Lending related income	14.7	14.0	31.7
Income from sale and leaseback transactions	5.7	8.1	8.1
Gains less losses on sale of debt securities	1.3	0.9	1.8
Fair value movements on financial instruments	1.9	0.2	1.1
Other	1.8	1.0	2.5
Total	**57.9**	**57.0**	**111.3**

Non-interest income comprises net operating income (excluding net interest income) and non-operating income.

7. Administrative expenses

	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005
£m			
Staff related costs	58.0	59.8	123.6
Premises	9.5	9.2	18.9
Marketing	8.3	7.1	15.2
Depreciation and amortisation	8.8	6.1	12.6
Other operating costs	51.7	46.9	94.5
Ongoing administrative expenses	**136.3**	**129.1**	**264.8**
Restructuring costs	-	2.3	7.9
Compensation costs	89.4	-	38.7
Total	**225.7**	**131.4**	**311.4**

11. Loans and advances to customers

As at	30 June 2006	30 June 2005	31 December 2005
£m			
Net of impairment:			
Advances secured on residential properties	30,690.8	25,990.9	28,478.5
Other secured advances	2,783.3	3,269.1	2,648.6
Total	**33,474.1**	**29,260.0**	**31,127.1**

12. Lending – net new lending

6 months to 30 June 2006	Residential	Commercial Property & Housing Associations	Total
£m			
Gross advances	3,710.7	763.5	**4,474.2**
Net advances	2,356.7	102.2	**2,458.9**
Acquired mortgages	1,065.8	-	**1,065.8**
Balances	**28,373.0**	**5,101.1**	**33,474.1**

6 months to 30 June 2005	Residential	Commercial Property & Housing Associations	Total
£m			
Gross advances	2,025.1	639.1	**2,664.2**
Net advances	357.8	57.8	**415.6**
Acquired mortgages	476.1	-	**476.1**
Balances	**23,909.1**	**5,350.9**	**29,260.0**

12 months to 31 December 2005	Residential	Commercial Property & Housing Associations	Total
£m			
Gross advances	5,753.9	1,662.6	**7,416.5**
Net advances	2,661.3	(294.2)	**2,367.1**
Acquired mortgages	1,406.2	-	**1,406.2**
Balances	**26,115.9**	**5,011.2**	**31,127.1**

13. Product mix

6 months to 30 June 2006	New Mortgages		Balance	
	£m	**%**	**£m**	**%**
Buy-to-let	2,605.5	55	16,524.1	58
Self certification	1,577.1	33	5,789.2	20
Other specialist	63.4	1	522.7	2
Standard	530.5	11	5,537.0	20
Total	**4,776.5**	**100**	**28,373.0**	**100**

6 months to 30 June 2005	New Mortgages		Balance	
	£m	**%**	**£m**	**%**
Buy-to-let	1,426.4	57	13,306.0	56
Self certification	719.4	29	3,928.8	16
Other specialist	103.0	4	336.3	1
Standard	252.4	10	6,338.0	27
Total	**2,501.2**	**100**	**23,909.1**	**100**

13. Product mix (continued)

12 months to 31 December 2005	New Mortgages		Balance	
	£m	%	£m	%
Buy-to-let	4,386.4	61	15,107.4	58
Self certification	1,936.4	27	4,733.0	18
Other specialist	204.5	3	448.8	2
Standard	632.8	9	5,826.7	22
Total	**7,160.1**	**100**	**26,115.9**	**100**

14. Loan impairment

	Advances secured on residential properties	Other secured advances	Total
6 months to 30 June 2006			
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2006	**46.1**	**2.3**	**48.4**
Write-offs	(7.0)	-	(7.0)
Impairment charge/(credit)	8.6	(0.3)	8.3
	1.6	**(0.3)**	**1.3**
At 30 June 2006	**47.7**	**2.0**	**49.7**
The Income Statement charge comprises:			
Impairment charge/(credit)	8.6	(0.3)	8.3
Recoveries	(2.7)	-	(2.7)
Total Income Statement charge/(credit)	**5.9**	**(0.3)**	**5.6**
6 months to 30 June 2005			
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2005	**38.9**	**3.1**	**42.0**
Write-offs	(0.6)	-	(0.6)
Impairment charge/(credit)	4.4	(0.2)	4.2
	3.8	**(0.2)**	**3.6**
At 30 June 2005	**42.7**	**2.9**	**45.6**
The Income Statement charge comprises:			
Impairment charge/(credit)	4.4	(0.2)	4.2
Recoveries	(2.3)	-	(2.3)
Total Income Statement charge/(credit)	**2.1**	**(0.2)**	**1.9**
12 months to 31 December 2005			
£m			
Allowances for credit losses against loans and advances to customers have been made as follows:			
At 1 January 2005	**38.9**	**3.1**	**42.0**
Write-offs	(5.9)	-	(5.9)
Impairment charge/(credit)	13.1	(0.8)	12.3
	7.2	**(0.8)**	**6.4**
At 31 December 2005	**46.1**	**2.3**	**48.4**
The Income Statement charge comprises:			
Impairment charge/(credit)	13.1	(0.8)	12.3
Recoveries	(6.6)	-	(6.6)
Total Income Statement charge/(credit)	**6.5**	**(0.8)**	**5.7**

15. Non-performing loans

As at		30 June 2006	30 June 2005	31 December 2005
Arrears				
Over 3 months				
Number of cases	Number	4,036	2,828	3,458
Proportion of total	%	1.25	0.92	1.10
Asset value	£m	448.8	292.9	378.1
Proportion of book	%	1.58	1.23	1.45
Possession				
Number of cases	Number	360	237	272
Proportion of total	%	0.11	0.08	0.09
Asset value	£m	55.4	32.2	42.2
Proportion of book	%	0.20	0.13	0.16
Total arrears and possession				
Number of cases	Number	**4,396**	**3,065**	**3,730**
Proportion of total	%	**1.36**	**1.00**	**1.19**
Asset value	£m	**504.2**	**325.1**	**420.3**
Proportion of book	%	**1.78**	**1.36**	**1.61**
Residential loan impairment balance				
As % of residential balances	%	0.17	0.18	0.18
As % of residential non-performing loans	%	9.5	13.1	11.0

The figures above reflect the Group's total residential balances.

16. Secured funding

As at 30 June 2006	Date of transaction	Securitised assets	Secured funding
£m			
Aire Valley Finance (No.2) plc	October 2000	542.3	538.9
Bradford & Bingley Covered Bonds LLP	May 2004	1,706.2	1,342.0
Aire Valley Mortgages 2004-1 plc	October 2004	1,775.0	1,775.0
Aire Valley Warehousing 1 Ltd	February 2005	512.5	500.0
Aire Valley Warehousing 2 Ltd	February 2005	512.5	500.0
Aire Valley Mortgages 2005-1 plc	April 2005	998.5	998.5
Bradford & Bingley Covered Bonds LLP	May 2006	2,647.2	2,082.2
Bradford & Bingley Covered Bonds LLP	June 2006	308.6	242.7
Total		**9,002.8**	**7,979.3**

As at 30 June 2005	Date of transaction	Securitised assets	Secured funding
£m			
Aire Valley Finance (No.2) plc	October 2000	701.3	692.7
Bradford & Bingley Covered Bonds LLP	May 2004	1,767.9	1,342.0
Aire Valley Mortgages 2004-1 plc	October 2004	2,000.0	2,000.0
Aire Valley Warehousing 1 Ltd	February 2005	512.5	500.0
Aire Valley Warehousing 2 Ltd	February 2005	512.5	500.0
Aire Valley Mortgages 2005-1 plc	April 2005	998.5	998.5
Total		**6,492.7**	**6,033.2**

16. Secured funding (continued)

As at 31 December 2005	Date of transaction	Securitised assets	Secured funding
£m			
Aire Valley Finance (No.2) plc	October 2000	620.7	618.0
Bradford & Bingley Covered Bonds LLP	May 2004	1,663.1	1,342.0
Aire Valley Mortgages 2004-1 plc	October 2004	1,775.0	1,775.0
Aire Valley Warehousing 1 Ltd	February 2005	512.5	500.0
Aire Valley Warehousing 2 Ltd	February 2005	512.5	500.0
Aire Valley Mortgages 2005-1 plc	April 2005	998.5	998.5
Total		**6,082.3**	**5,733.5**

The Covered Bond programme issued further series of loan notes during the period:
In May 2006: Euro 1,000.0m with bullet maturity in May 2011 and Euro 2,000.0m with bullet maturity in May 2016.
In June 2006: Swiss Francs 300.0m with bullet maturity in June 2012 and Swiss Francs 250.0m with bullet maturity in June 2016.

17. Reconciliation of changes in equity

6 months to 30 June 2006	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
£m							
As at 1 January 2006	**158.6**	**4.9**	**25.0**	**6.2**	**15.8**	**1,129.8**	**1,340.3**
Net change in available-for-sale instruments, net of taxation	-	-	-	(5.4)	-	-	(5.4)
Net change in cash flow hedges	-	-	-	-	(19.9)	-	(19.9)
Net losses not recognised in the Income Statement	-	-	-	(5.4)	(19.9)	-	(25.3)
Profit for the period	-	-	-	-	-	54.8	54.8
Total recognised income	**-**	**-**	**-**	**(5.4)**	**(19.9)**	**54.8**	**29.5**
Dividends	-	-	-	-	-	(77.6)	(77.6)
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	7.2	7.2
Fair value of share options taken to share option reserve	-	-	-	-	-	2.0	2.0
Deficit on share option exercises	-	-	-	-	-	(2.8)	(2.8)
As at 30 June 2006	**158.6**	**4.9**	**25.0**	**0.8**	**(4.1)**	**1,113.4**	**1,298.6**

6 months to 30 June 2005	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
£m							
As at 1 January 2005	**158.5**	**3.9**	**25.0**	**(9.0)**	**-**	**1,057.2**	**1,235.6**
Net change in available-for-sale instruments, net of taxation	-	-	-	13.8	-	-	13.8
Net change in cash flow hedges	-	-	-	-	12.1	-	12.1
Net gains not recognised in the Income Statement	-	-	-	13.8	12.1	-	25.9
Profit for the period	-	-	-	-	-	105.8	105.8
Total recognised income	**-**	**-**	**-**	**13.8**	**12.1**	**105.8**	**131.7**
Dividends	-	-	-	-	-	(71.0)	(71.0)
Issue of share capital to Employees' Share Trust	0.1	1.0	-	-	-	(1.1)	-
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	6.0	6.0
Fair value of share options taken to share option reserve	-	-	-	-	-	2.5	2.5
Deficit on share option exercises	-	-	-	-	-	(1.2)	(1.2)
As at 30 June 2005	**158.6**	**4.9**	**25.0**	**4.8**	**12.1**	**1,098.2**	**1,303.6**

17. Reconciliation of changes in equity (continued)

12 months to 31 December 2005	Share capital	Share premium reserve	Capital redemption reserve	Available-for-sale reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders
£m							
As at 1 January 2005	**158.5**	**3.9**	**25.0**	**(9.0)**	**-**	**1,057.2**	**1,235.6**
Net change in available-for-sale instruments, net of taxation	-	-	-	15.2	-	-	15.2
Net change in cash flow hedges	-	-	-	-	15.8	-	15.8
Actuarial losses on post-retirement benefit obligations, net of taxation	-	-	-	-	-	(18.2)	(18.2)
Net gains not recognised in the Income Statement	-	-	-	15.2	15.8	(18.2)	12.8
Profit for the period	-	-	-	-	-	188.8	188.8
Total recognised income	**-**	**-**	**-**	**15.2**	**15.8**	**170.6**	**201.6**
Dividends	-	-	-	-	-	(108.7)	(108.7)
Issue of share capital to Employees' Share Trust	0.1	1.0	-	-	-	(1.1)	-
Use of own shares on exercise of employee options and for other employee share plans	-	-	-	-	-	8.5	8.5
Fair value of share options taken to share option reserve	-	-	-	-	-	4.5	4.5
Deficit on share option exercises	-	-	-	-	-	(1.2)	(1.2)
As at 31 December 2005	**158.6**	**4.9**	**25.0**	**6.2**	**15.8**	**1,129.8**	**1,340.3**

The Balance Sheets as at 1 January 2005 and as at 30 June 2005 have been adjusted from those presented in the Group's 2005 Interim Financial Report to take account of developing interpretation of IFRS. The £13.4m increase in total attributable equity at 1 January 2005 (H1 2005: £17.0m) is reflected in the published annual report and accounts for the year ended 31 December 2005. There was no impact on profit.

18. Capital structure

As at	30 June 2006	30 June 2005	31 December 2005
£m			
Tier 1			
Share capital and reserves	1,298.6	1,303.6	1,340.3
Deductions	(47.6)	(51.7)	(69.4)
Net pension deficit	71.4	52.6	72.5
Innovative tier 1	147.7	148.0	148.5
Total tier 1 capital	**1,470.1**	**1,452.5**	**1,491.9**
Upper tier 2 capital	583.5	573.0	567.9
Lower tier 2 capital	542.0	567.9	567.2
Total tier 2 capital	**1,125.5**	**1,140.9**	**1,135.1**
Deductions	(63.7)	(69.2)	(63.2)
Total capital	**2,531.9**	**2,524.2**	**2,563.8**
Risk weighted assets (£bn)	20.6	17.8	19.1
Tier 1 ratio (%)	7.1	8.2	7.8
Total capital ratio (%)	12.3	14.2	13.4
Tier 2 to tier 1 ratio (%)	76.6	78.5	76.1

Innovative tier 1 and tier 2 subordinated liabilities exclude any fair value adjustments arising from one to one hedging that are included in the consolidated Balance Sheet.

19. Retail branch network

As at	30 June 2006	30 June 2005	31 December 2005
Number of branches			
Banking	205	209	207
Third Party Agents	143	146	145
Total	**348**	**355**	**352**

20. Staff numbers

	6 months to 30 June 2006	6 months to 30 June 2005	12 months to 31 December 2005
Period end total headcount	**3,220**	**3,052**	**3,043**
Average headcount			
Full time	2,522	2,458	2,440
Part time	652	636	622
Full time equivalent	**2,895**	**2,760**	**2,736**

Shareholder Information

2006 Calendar

23 August 2006	Ex-dividend date
25 August 2006	Record date
6 October 2006	Payment of interim dividend for 2006

Shareholders' interests in shares at 30 June 2006*

Size of holding	Number of shareholders	%	Number of shares	%
1 – 250	916,902	92.777	227,523,618	35.863
251 – 500	51,501	5.211	24,376,563	3.842
501 – 1,000	11,432	1.157	8,555,872	1.349
1,001 – 5,000	7,338	0.743	14,500,755	2.286
5,001 – 10,000	454	0.046	3,225,165	0.508
10,001 – 100,000	381	0.039	13,009,228	2.051
100,001 – 200,000	78	0.008	11,355,851	1.790
200,001 – 500,000	75	0.008	24,889,331	3.923
500,001 – 1,000,000	37	0.004	25,725,880	4.055
1,000,001 – 5,000,000	60	0.006	127,040,990	20.025
5,000,001 – 100,000,000	14	0.001	154,221,281	24.308
Total	**988,272**	**100.000**	**634,424,534**	**100.000**

*The interests above include holdings in the Bradford & Bingley Nominee Account, certificated and uncertificated holdings.

At the close of business on 30 June 2006 the share price of Bradford & Bingley plc was 464.75 pence and the market capitalisation was £2.9bn.

Bradford & Bingley's 2006 Interim results presentation will be broadcast live at 09.30 am on Thursday 27 July 2006, via the following web address:

www.bbg.co.uk

Contacts

Press Office:

Mandy Pursey
Tel: +44 20 7067 5645
Fax: +44 20 7067 5656
Email: mandy.pursey@bbg.co.uk

Simon Moyse, Finsbury
Tel: +44 20 7251 3801
Email: simon.moyse@finsbury.com

Investor Relations:

Katherine Conway
Tel: +44 1274 554928
Fax: +44 1274 551022
Email: katherine.conway@bbg.co.uk

Phillip McLelland
Tel: +44 1274 806112
Fax: +44 1274 554662
Email: phillip.mclelland@bbg.co.uk